ACCEPTANCE OF APPOINTMENT





I, R. D. Fritzler, having been appointed the president of Sphinx Industries, Inc. (the Corporation) do hereby accept said position.


I understand that, in accordance with the by-laws of the Corporation, the president shall:

         -Manage and be responsible for daily operation of the Corporation's business affairs.
         -Set all employment policies and practices.
         -Be authorized to borrow money and make loans at his discretion.
         -Be authorized to make purchases, enter into contracts, and execute any documents representing debts of any nature on behalf of the Corporation.
         -Be authorized to make any decisions, take any action, issue any directive necessary for the transaction of the Corporation's business.








Dated as of March 20, 1997




                           original signature on file
                           --------------------------
                                    President